Filed Pursuant to Rule 424(b)(5)
Registration No. 333-249900

Supplement No. 1 dated July 29, 2021

(To Prospectus Supplement dated March 18, 2021
and prospectus dated November 5, 2020)

$123,642,824

Acadia Realty Trust

Common Shares of Beneficial Interest

This supplement supplements the prospectus supplement dated March 18, 2021 (the “Prospectus Supplement”), relating to the offering of up to $250,000,000 of our common shares of beneficial interest, par value $0.001 per share, by BofA Securities, Inc., Barclays Capital Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Jefferies LLC, Truist Securities, Inc. and Wells Fargo Securities, LLC, in their capacity as sales agents (“Sales Agents”) and forward sellers (“Forward Sellers”), and the Sales Agents or certain of their respective affiliates, in their capacity as forward purchasers (“Forward Purchasers”), in each case as described in the Prospectus Supplement. This supplement should be read in conjunction with the Prospectus Supplement and the accompanying prospectus. Except as set forth herein, the Prospectus Supplement remains unchanged.

This supplement is being filed to reflect the further amendment on July 29, 2021 (the “Amendment”) of our ATM Equity Offering Sales Agreement dated May 31, 2019, as amended on March 18, 2021, by and among us and the Sales Agents, Forward Sellers and Forward Purchasers named above to include J.P. Morgan Securities LLC as an additional Sales Agent and Forward Seller, and JPMorgan Chase Bank, National Association, as an additional Forward Purchaser. Accordingly, each reference to the term “Sales Agent(s)”, “Forward Seller(s)” or “Forward Purchaser(s)” in the Prospectus Supplement is hereby amended to include J.P. Morgan Securities LLC, in its capacity as Sales Agent and Forward Seller, or JPMorgan Chase Bank, National Association, in its capacity as Forward Purchaser. Pursuant to the Amendment, we have also agreed to pay each Forward Seller, in connection with any forward sale agreement, a commission at a mutually agreed rate that will not exceed 2.0% of the gross sales price of all borrowed common shares sold during the applicable forward hedge selling period by it as a Forward Seller. Accordingly, all references in the Prospectus Supplement to a commission that will not exceed 1.5% shall be hereby amended to refer to a commission that will not exceed 2.0%. Each reference to the term “Sales Agreement” in this supplement and the Prospectus Supplement is hereby amended to refer to the ATM Equity Offering Sales Agreement, as amended.

We have offered and sold common shares having an aggregate gross sales price of $126,357,176 as of the date of this Prospectus Supplement under the Sales Agreement. As a result of such prior sales, as of the date of this Prospectus Supplement, common shares having an aggregate gross sales price of up to $123,642,824 remain available for offer and sale under the Sales Agreement pursuant to this supplement, the Prospectus Supplement and the accompanying prospectus.

Sales of common shares, if any, made through the Sales Agents, acting as sales agents, or by the Forward Sellers, acting as agents for the applicable Forward Purchasers, or by a Sales Agent, acting as principal, as contemplated by this supplement, the Prospectus Supplement and the accompanying prospectus, may be made by means of ordinary brokers’ transactions on the New York Stock Exchange (the “NYSE”) or other national securities exchange, or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices or negotiated transactions, or as otherwise agreed with the applicable Sales Agent or Forward Seller.

ACTIVE/110411887.3

The net proceeds we receive from the sale of our common shares in this offering will be the gross proceeds received from such sales less the commissions and any other costs we may incur in issuing and/or selling the common shares; provided, however, that we will not initially receive any proceeds from the sale of our common shares by any Forward Seller. We expect to physically settle each forward sale agreement (by the delivery of common shares) and receive proceeds from the sale of those common shares upon one or more forward settlement dates no later than a date that is up to two years from entry into the applicable forward sale agreement. We may also elect to cash settle or net share settle all or a portion of our obligations under any forward sale agreement. If we elect to cash settle any forward sale agreement, we may not receive any proceeds, and we may owe cash to the relevant Forward Purchaser in certain circumstances. If we elect to net share settle any forward sale agreement, we will not receive any proceeds, and we may owe common shares to the relevant Forward Purchaser in certain circumstances. See “Plan of Distribution” in the Prospectus Supplement.

Certain affiliates of BofA Securities, Inc., Truist Securities, Inc., J.P. Morgan Securities LLC and Wells Fargo Securities, LLC (each of which is a Sales Agent) are lenders under our revolving credit facility and/or term loan facilities. To the extent that we use a portion of the net proceeds of this offering to pay down borrowings under our revolving credit facility or term loan facilities, such affiliates would receive their proportionate share of such paid down borrowings.

Our common shares are listed on the NYSE under the symbol “AKR”. The last reported sale price of our common shares on the NYSE on July 28, 2021 was $21.17 per share.

Investing in our common shares involves risks. Please refer to “Risk Factors” on page S-4 of the Prospectus Supplement and the Risk Factors section of our most recent Annual Report on Form 10-K and our other periodic reports filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference herein.

Neither the SEC nor any state securities commission has approved or disapproved of the common shares or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

BofA Securities
Barclays
Citigroup
Goldman Sachs & Co. LLC
Jefferies
J.P. Morgan Securities LLC
Truist Securities, Inc.
Wells Fargo Securities

The date of this supplement is July 29, 2021

ACTIVE/110411887.3